Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

August 11, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on August 11, 2011.

Item 4	Summary of Material Change

AuRico Gold reports continued strong performance in the second quarter and operating cash flow increases 247%, net free cash flow increases 261% and record margins of 75%

Item 5	Full Description of Material Change

AuRico Gold Inc. pleased to report financial results for the second quarter ended June 30, 2011. All amounts are in U.S. dollars unless otherwise indicated.

During the second quarter the Company delivered record performance in most key operational and financial metrics, including record revenues, earnings from operations, operating cash flow and net free cash flow. The Company is well positioned for quarter over quarter production growth from its three wholly-owned mines in Mexico.

AuRico’s robust performance to date has supported the positive update of the Company’s 2011 operational guidance. Production guidance has been increased to 175,000 to 195,000 gold ounces, 4.95 to 5.50 million silver ounces, or 265,000 to 295,000 gold equivalent ounces, at reduced cash costs of $445 to $475 per gold equivalent ounce (using the Company’s long-term gold equivalent ratio of 55:1).

Second Quarter Financial Highlights

  Record revenue of $112.9 million, a 98% increase over 2010
  Record Earnings from Operations1 of $56.1 million or $0.33 per share, a 246% increase over 2010
  Net earnings of $35.8 million, (or $0.21 per share), prior to non-recurring charges of $8.7 million, (or $0.05 per share), related to the acquisition of Capital Gold, and $2.6 million, net of tax, (or $0.02 per share), in stand-by costs related to the recommencement of operations at El Cubo, a 49% increase over 2010, after adjusting for the Q2 2010 El Cubo impairment charge of $194.6 million, net of tax and $3.7 million, net of tax, in stand-by costs at El Cubo.
  Record operating cash flow of $54.4 million or $0.32 per share, a 247% increase over 2010
  Record net free cash flow of $20.7 million, a 261% increase over 2010

_________________________________
1 Represents earnings before other items prior to non-recurring charges of $8.7 million in costs related to the acquisition of Capital Gold Corporation effective April 8, 2011 and $3.6 million in stand-by costs related to the recommencement of operations at El Cubo. In 2010, represents earnings before other items prior to $223.4 million in impairment charges related to the El Cubo mine and $4.3 million in stand-by costs at El Cubo.

  Increased the quarter-end cash balance by 54% to $102.1 million as compared to a cash balance of $66.3 million immediately following the completion of the Capital Gold acquisition, an increase of $35.8 million since the April 8, 2011 transaction.
Second Quarter Operational Highlights

  Strong and growing production of 43,714 gold ounces and 1.2 million silver ounces, or 75,073 gold equivalent ounces using the actual gold equivalency ratio of 39:1 realized during the quarter, representing a 53% increase over 2010
  Lowest quartile cash costs of $384 per gold equivalent ounce, using the actual gold equivalency ratio of 39:1 realized during the quarter, a 26% improvement ($136 per gold equivalent ounce) over 2010
  Record margins of $1,125 per ounce (75%) company-wide, a 65% improvement over 2010
  Increased consolidated production guidance and reduced cash cost guidance for 2011, contrary to the current industry environment.
Asset Highlights

  Effective cost containment initiatives at Ocampo delivered industry leading cash costs of $340 per gold equivalent ounce using the actual gold equivalency ratio of 39:1 realized during the quarter, with margins of $1,171 per gold equivalent ounce (77%), the highest ever in the history of Ocampo and in the lowest cash cost quartile among peers
  Reduced cash costs guidance at Ocampo based on the continued productivity improvements and effective cost containment initiatives have resulted in a $25 per ounce (6%) decrease in the Company’s 2011 cash cost outlook for Ocampo to $400 to $430 per gold equivalent ounce using the Company’s long- term gold equivalency ratio of 55:1.
  Increased productivity at El Chanate achieved through the immediate deployment of additional mining equipment upon the completion of the acquisition of El Chanate effective April 8. Material movement rates at El Chanate increased in June by 79% more than the 2010 average. The initial phase of a multi-phase, 18-month expansion program was launched early in the quarter targeting the optimization of the crushing and stacking operation to a potential 26,000 tonnes per day. The immediate impact of the program has allowed the facility to increase current placement rates by almost 30% from 14,000 to approximately 18,000 tonnes per day. These optimization initiatives are expected to have a favourable impact on production in the third quarter and cash costs towards the end of the year.
  Production resumed at El Cubo on July 11 when operations at the Las Torres mill processing facility resumed. During the month of July, mining rates continued to be ahead of planned rates, averaging 1,011 tonnes per day. As of August 7, the ore stockpiled ahead of the mill for processing exceeded 55,000 tonnes.
  Success from the 2011 exploration program: Positive results were reported during the quarter from the Ocampo district and the El Chanate mine exploration programs.

Operational and Financial Results

Three Months Ended June 30	OCAMPO		EL CHANATE		EL CUBO		CONSOLIDATED
(in thousands, except ounces and total cash costs)	2011	2010	2011(5)	2010	2011	2010	2011	2010
Gold ounces sold	27,920	23,835	15,878	-	-	4,316	43,798	28,151
Silver ounces sold	1,189,166	1,036,246	29,892	-	-	221,437	1,219,058	1,257,683
Gold equivalent ounces sold (realized)(1)	58,120	39,744	16,647	-	-	7,755	74,767	47,499
Gold ounces produced	28,843	24,963	14,871	-	-	4,268	43,714	29,231
Silver ounces produced	1,210,429	1,066,998	24,912	-	-	213,203	1,235,341	1,280,201
Gold equivalent ounces produced (realized)(1)	59,568	41,362	15,505	-	-	7,593	75,073	48,955
Revenue from mining operations	$87,795	$47,811	$25,109	-	-	$9,233	$112,904	$57,044
Mine standby costs	-	-	-	-	$3,591	$4,315	$3,591	$4,315
Net earnings / (loss) before other items	$53,385	$19,853	$9,806	-	$(4,473)	$(227,288)	$43,809	$(211,480)
Cash flow from operations	$55,213	$20,416	$14,283	-	$(6,354)	$(1,162)	$54,413	$15,694
Total cash costs per gold equivalent ounce (realized)(2)(4)	$340	$458	$486	-	-	$840	$384	$520
Total cash costs per gold ounce(2)	$(925)	$(40)	$486	-	-	$562	($414)	$52
Gold equivalent ounces sold (55:1)(3)	49,541	42,676	16,421	-	-	8,342	65,962	51,018
Gold equivalent ounces produced (55:1)(3)	50,851	44,363	15,324	-	-	8,143	66,175	52,506
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$399	$426	$486	-	-	$781	$435	$484

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section of the Management’s Discussion and Analysis contained on page 28.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(5)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

Six Months Ended June 30	OCAMPO		EL CHANATE		EL CUBO		CONSOLIDATED
(in thousands, except ounces and total cash costs)	2011	2010	2011(5)	2010	2011	2010	2011	2010
Gold ounces sold	53,951	46,241	15,878	-	-	10,966	69,829	57,207
Silver ounces sold	2,249,472	2,056,450	29,892	-	-	540,891	2,279,364	2,597,341
Gold equivalent ounces sold (realized)(1)	108,801	77,605	16,647	-	-	19,286	125,448	96,891
Gold ounces produced	54,725	46,818	14,871	-	-	10,844	69,596	57,662
Silver ounces produced	2,245,603	2,027,815	24,912	-	-	536,457	2,270,515	2,564,272
Gold equivalent ounces produced (realized)(1)	109,422	77,908	15,505	-	-	19,108	124,927	97,016
Revenue from mining operations	$158,108	$89,713	$25,109	-	-	$22,018	$183,217	$111,731
Mine standby costs	-	-	-	-	$11,146	$4,315	$11,146	$4,315
Net earnings / (loss) before other items	$90,964	$35,014	$9,806	-	$(12,399)	$(226,225)	$67,361	$(199,254)
Cash flow from operations	$106,777	$37,353	$14,283	-	$(17,924)	$2,003	$88,034	$30,706
Total cash costs per gold equivalent ounce (realized)(2)(4)	$360	$456	$486	-	-	$794	$383	$523
Total cash costs per gold ounce(2)	$(755)	$(19)	$486	-	-	$533	$(473)	$86
Gold equivalent ounces sold (55:1)(3)	94,850	83,631	16,421	-	-	20,800	111,271	104,431
Gold equivalent ounces produced (55:1)(3)	95,554	83,688	15,324	-	-	20,596	110,878	104,284
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$413	$423	$486	-	-	$736	$432	$486

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section of the Management’s Discussion and Analysis contained on page 28.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(5)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011

Q2 Conference Call and Webcast

A webcast and conference call will be held on Thursday, August 11, 2011 starting at 10:00 a.m. Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:

Canada & US Toll Free:	1-888-231-8191
International & Toronto:	1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Second Quarter 2011 Results Conference Call.

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3580940

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, August 18, 2011 by dialing the appropriate number below:

Local Toronto Participants: 1-416-849-0833	Passcode: #77592060
North America Toll Free: 1-800-642-1687	Passcode: #77592060

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3580940 or via the Company’s website at www.auricogold.com.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

August 11, 2011